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SEC FILE NUMBER
8 -18333

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED SEC MAIL PROCESSING SECTION DEC 26 2007 WASH, D.C. 181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2006 AND ENDING October 31, 2007

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CIBC World Markets Corp. and subsidiaries

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Madison Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Rubacky 212-667-5831
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6523
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JAN 18 2008 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

1/11

OATH OR AFFIRMATION

I, Paul I Rubacky , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIBC World Markets Corp. as of October 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Vice President & Chief Financial Officer

Title

GREGORY RODRIGUEZ
NOTARY PUBLIC, STATE OF NEW YORK
ID No. 01RO6040176
QUALIFIED IN BRONX COUNTY
MY COMMISSION EXPIRES 04/17/2010

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
  - o consolidation.
- [x] (1) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement of Financial Condition

CIBC World Markets Corp. and Subsidiaries

Year ended October 31, 2007
with Report of Independent Registered Public Accounting Firm

(SEC I.D. No.8-18333)



Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of
CIBC World Markets Corp. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of CIBC World Markets Corp. and Subsidiaries (the "Company") as of October 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the consolidated financial position of CIBC World Markets Corp. and Subsidiaries at October 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

December 17, 2007

CIBC World Markets Corp. and Subsidiaries

Consolidated Statement of Financial Condition

October 31, 2007
(000's omitted, except for share and par value information)

Assets	
Cash	$ 64,923
Securities purchased under resale agreements	7,116,635
Securities borrowed	7,469,760
Receivable from broker-dealers and clearing organizations	131,289
Receivable from customers, net	19,758
Securities owned, at fair value, including $267,626 of securities pledged	2,957,436
Due from affiliates – income taxes	123,018
Securities received as collateral	2,506,103
Other assets	221,442
Total assets	$20,610,364
Liabilities and shareholders' equity	
Liabilities:	
Short-term notes payable	$ 2,041,000
Securities sold under repurchase agreements	5,325,635
Securities loaned	6,809,778
Payable to broker-dealers and clearing organizations	111,148
Payable to customers	1,026,019
Securities sold, not yet purchased, at fair value	656,933
Accrued employee compensation and benefits	225,403
Obligation to return securities received as collateral	2,506,103
Other liabilities and accrued expenses	168,113
	18,870,132
Commitments and Contingencies *(Notes 8 and 10)*	
Liabilities subordinated to claims of general creditors	1,045,500
Shareholders' equity	694,732
Total liabilities and shareholders' equity	$20,610,364

See notes to consolidated statement of financial condition.

1. Organization and Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of CIBC World Markets Corp., a registered broker-dealer, and its wholly owned subsidiaries (collectively, the "Company"). The Company is a subsidiary of CIBC World Markets Holdings, Inc. ("Holdings"). Holdings is a wholly owned subsidiary of CIBC Delaware Holdings, Inc. ("DHI"). DHI is ultimately a wholly owned subsidiary of the Canadian Imperial Bank of Commerce ("CIBC" or the "Parent"), Toronto, Canada.

All intercompany balances have been eliminated upon consolidation.

The following paragraphs describe our significant accounting policies, including the changes to our accounting policies effective since November 1, 2006.

Nature of Business

The Company engages in providing clients and counterparties with a full range of services in connection with securities transactions, investment banking, and acting as a dealer in securities.

Securities and Commodities Transactions

Customers' securities and commodities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade-date basis. Securities and commodities transactions of the Company are recorded on a trade-date basis. The Company executes trades for customers on both an agency or principal basis. Agency transactions result in the recording of commission revenue while principal trades result in either the recording of trading revenue or commissions.

Securities owned and securities sold, not yet purchased, are valued at fair value and the resulting unrealized gains and losses are reflected in trading revenues, net in the accompanying Consolidated Statement of Income and Comprehensive Income. The fair values of trading positions are generally based on listed market prices.

1. Organization and Significant Accounting Policies (continued)

All derivative instruments are stated at fair value. Quoted market prices, when available, are used to determine the fair value of derivatives. Otherwise, fair value is estimated, using pricing models that consider the time value and volatility factors underlying these instruments and other economic measurements. Where appropriate, fair value estimates include a valuation adjustment to cover market, model and credit risks, as well as administrative costs. Gains at inception of derivative transactions are recognized when the fair value of these derivatives are obtained from quoted market prices, are supported by reference to other observable market transactions, or are based upon valuation techniques that incorporate either directly observable market data or highly correlated and observable proxy market data. Realized and unrealized trading gains and losses are included in trading revenues. Derivatives with positive market values are reported as assets in receivable from broker-dealers and clearing organizations while derivatives with negative fair value are reported as liabilities in payable to broker-dealers and clearing organizations.

Investment Banking

Investment banking revenues include gains, losses and fees, net of syndicate expenses arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions and underwriting fees at the time the underwriting is irrevocable and the income is reasonably determinable.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor will obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. These agreements are recorded at the amounts at which they will be subsequently resold or repurchased plus accrued interest. The Company's policy is to take possession of securities purchased under agreements to resell. As these transactions are short-term in nature, their carrying amounts are a reasonable estimate of fair value.

1. Organization and Significant Accounting Policies (continued)

Securities sold under agreements to repurchase and securities purchased under agreements to resell with the same counterparty are reported on a net basis on the Consolidated Statement of Financial Condition if the conditions of FASB Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*, are met.

Securities Borrowed/Loaned

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and securities loaned on a daily basis, with additional collateral obtained or refunded as necessary. Interest on cash collateral paid and received is recorded in interest income and interest expense, respectively.

Collateral

The Company accepts and pledges collateral in connection with secured financing and securities borrowing and lending transactions. Agreements covering these transactions may permit the secured party to sell or repledge the collateral. The Company monitors the risk of loss by assessing the fair value of the collateral accepted or pledged as compared with the related receivable, payable or other collateral exchanged and requests additional collateral where deemed appropriate.

Collateral accepted under reverse repurchase agreements, securities lending agreements and margin lending agreements is used to cover short positions, to enter into secured financing transactions and to satisfy reserve requirements under SEC Rule 15c3-3 and deposit requirements with clearing organizations.

1. Organization and Significant Accounting Policies (continued)

Furniture, Fixtures and Leasehold Improvements

Furniture, fixtures and leasehold improvements are carried at cost, less accumulated depreciation and amortization and are included in other assets in the Consolidated Statement of Financial Condition. Depreciation of furniture and fixtures is provided on a straight-line basis over a period of 4 to 15 years. Depreciation of computer equipment and software is provided on a straight-line basis over a period of 2 to 7 years. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the economic useful lives of the improvements or the terms of the leases.

Goodwill

The Company uses the purchase method of accounting for all business combinations. Goodwill represents the excess of the purchase price over the fair value of the net tangible and other intangible assets acquired in business combinations. Goodwill is subjected to impairment review at least annually and if impaired is written down to fair value. For the year ended October 31, 2007, there was no impairment charge against goodwill as a result of this review.

Costs Associated with Disposal Activities

The Company previously recorded a loss through a charge to rent expense for the future minimum payment obligations due under the terms of leases between the date it ceased to use the premises and the lease end date, net of any estimated sub lease income, in accordance with Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, net income and related disclosures. Estimates and assumptions are primarily made in the area of accounting for financial instruments, income taxes, contingent liabilities and employee future benefits. Actual results could differ from these estimates and assumptions.

1. Organization and Significant Accounting Policies (continued)

Currency Translation

Assets and liabilities of foreign subsidiaries having non-U.S. dollar functional currencies are translated at exchange rates at the Consolidated Statement of Financial Condition date. Revenues and expenses are translated at average exchange rates during the period. Adjustments that result from translating foreign currency financial statements, net of related tax effects, are reported separately in shareholders' equity as a component of accumulated other comprehensive income (loss) on the Consolidated Statement of Financial Condition and in the Consolidated Statement of Income and Comprehensive Income. Gains or losses resulting from foreign currency translations are included in the Consolidated Statement of Income and Comprehensive Income.

Income Taxes

The Company uses the asset and liability method to provide for income taxes. The asset and liability method requires that income taxes reflect the expected future tax effect of temporary differences between the carrying amounts of assets or liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference and for unused losses for tax purposes, as applicable, at rates expected to be in effect when the asset is realized or the liability is settled. A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.

Share-Based Payment

We provide compensation to certain employees in the form of stock options and/or restricted share-based awards ("RSA's") in the stock of CIBC. The Company records compensation expense for stock options and RSA's based on the instruments' fair values on the grant date. The cost of awards are required to be recognized in the consolidated statement of income over the vesting period. In addition, forfeitures are required to be estimated upfront in the year an award is granted and are periodically reassessed and adjusted to reflect actual forfeitures. The holders of RSA's are entitled to receive a cash dividend based on the dividends declared on the common stock of CIBC.

1. Organization and Significant Accounting Policies (continued)

Limited Partnerships

According to FASB Interpretation No. 46(R), *Consolidation of Variable Interest Entities* ("FIN 46R"), variable interest entities ("VIEs") lack one or more of the characteristics of a voting interest entity. FIN 46R provides that a controlling financial interest in an entity is present when an entity has one or more variable interests that are expected to absorb a majority of the entity's expected losses, receive a majority of the entity's residual returns, or both. The entity that is determined to be the primary beneficiary holds the controlling financial interest and is required to consolidate the VIE. Accordingly, the Company consolidates VIEs in which the Company is deemed to be the primary beneficiary.

When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies, the Company accounts for its investment in accordance with the equity method of accounting prescribed by Accounting Principles Board Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock.* This generally applies to cases in which the Company owns a voting or economic interest of between 20 and 50 percent.

The Company uses the accounting guidance issued by FASB in Emerging Issues Task Force Abstract (EITF) 04-5 "*Investor's Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights*" when determining whether a general partner controls a limited partnership. The EITF guidance is based on the fundamental principle that a general partner in a limited partnership is presumed to control the limited partnership, regardless of the extent of its ownership interest. Consequently, a general partner is required to consolidate the partnership unless the presumption of control can be overcome. The Company invests in partnership structures that have two unrelated general partners who work jointly to manage the partnership. Neither general partner can individually control or direct the actions of the partnership. The Company's interest in these partnerships are accounted for under the equity method.

(000's omitted)

1. Organization and Significant Accounting Policies (continued)

Recent Accounting Pronouncements

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" (FIN 48). The interpretation requires that an entity recognize in the financial statements, the impact of a tax position, if that position is more likely than not to be sustained on examination by the taxing authorities, based on technical merits of the position. Tax benefits resulting from such a position should be measured as the amount that has at least fifty percent likelihood on a cumulative basis to be sustained on examination. FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. The provisions of FIN 48 are effective for the Company's fiscal year beginning November 1, 2007. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial statements and does not expect the impact to be significant.

Accounting for Defined Benefit Pension and Other Post Retirement Plans

In September 2006, the FASB issued SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 123 (R)". This statement requires an entity to recognize the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur as a component of comprehensive income. The statement also requires an entity to measure the funded status of a plan as of the date of its year end balance sheet. The requirement to recognize the funded status of the defined benefit postretirement plan became effective for the Company for the year ending October 31, 2007. The requirement to measure the plan assets and benefit obligations as of the date of the entity's fiscal year-end balance sheet is effective for the Company on October 31, 2009. The effect of the change in accounting policy did not have a significant impact.

(000's omitted)

1. Organization and Significant Accounting Policies (continued)

Fair Value Measurements

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"), which offers enhanced guidance for using fair value to measure assets and liabilities. It provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. Statement 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under the Statement, fair value measurements are disclosed by level within that hierarchy. While the Statement does not add any new fair value measurements, it does change current practice. The Statement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that the adoption of SFAS 157 will have on its financial statements and does not expect the impact to be significant.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159's objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedging procedures. SFAS No. 159 is effective in fiscal years beginning after November 15, 2007, and early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, "Fair Value Measurements". The Company is currently evaluating the impact that the adoption of SFAS 159 will have on its financial statements and does not expect the impact to be significant.

(000's omitted)

2. Cash

Cash represents funds deposited with financial institutions that can be withdrawn. Substantially all cash is on deposit with major money center banks.

3. Receivable from Broker-Dealers and Clearing Organizations and Payable to Broker-Dealers and Clearing Organizations

The components of receivable from broker-dealers and clearing organizations and payable to broker-dealers and clearing organizations as of October 31, 2007 are as follows:

Receivable from broker-dealers and clearing organizations:	
Clearing organizations	$ 47,708
Securities failed to deliver	15,160
Dividends and interest receivable	30,130
Investment banking receivable	18,442
Other	19,849
	$ 131,289
Payable to broker-dealers and clearing organizations:	
Clearing organizations	$ 48,328
Securities failed to receive	18,368
Fair value of over the counter derivatives	10,651
Dividends and interest payable	19,336
Other	14,465
	$ 111,148

3. Receivable from Broker-Dealers and Clearing Organizations and Payable to Broker-Dealers and Clearing Organizations (continued)

Securities borrowed, securities loaned, securities failed to deliver and securities failed to receive are substantially short-term in nature, accordingly their carrying amounts are a reasonable estimate of fair value.

4. Receivable from and Payable to Customers

Balances receivable from customers are generally collateralized by marketable securities. Where the collateral value of the securities is not sufficient to secure the outstanding receivable the Company establishes an allowance for doubtful accounts. Balances payable to customers primarily represent amounts payable against receipts of marketable securities.

Receivable from customers is reported net of an allowance for doubtful accounts of $112 as of October 31, 2007.

5. Secured Financing Transactions

At October 31, 2007, the fair value of collateral accepted under reverse repurchase agreements, securities borrow transactions and for customer margin loans was $14,674,805 of which $14,674,805 was sold or re-pledged.

Securities purchased under agreements to resell with a market value of $301,000 have been segregated in a special reserve account for the exclusive benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

(000's omitted)

6. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased as of October 31, 2007 consist of the following (at fair value):

	Securities Owned	Securities Sold, Not Yet Purchased
U.S. government and agency obligations	$ 985,121	$ 182,184
Canadian government and provincial obligations	421,378	158,581
State and municipal obligations	-	38
Corporate bonds	451,246	143,334
Stocks and warrants	38,936	164,853
Options	11,120	7,943
Money market funds	45,832	-
Certificate of deposit	1,003,803	-
	$ 2,957,436	$ 656,933

7. Related Party Transactions

In the normal course of business, the Company engages in various transactions with CIBC and affiliates. These transactions include, but are not limited to, repurchase and reverse repurchase agreements, securities borrowed and loaned, trade execution and custodial services, and services related to investment banking and financial products activities. In addition, certain revenues and expenses are allocated among affiliates and the Company on an agreed-upon basis in accordance with CIBC policy. Amounts charged for various services provided by the Company to its affiliates under the policy are recorded as service fee revenue in the Consolidated Statement of Income and Comprehensive Income. Conversely, services provided to the Company by its affiliates are recorded as service fee expense on the Consolidated Statement of Income and Comprehensive Income.

(000's omitted)

7. Related Party Transactions (continued)

The following amounts related to transactions with CIBC and affiliates are included in the accompanying consolidated financial statements:

Assets	
Securities purchased under resale agreements	$ 4,462,824
Securities borrowed	4,373,710
Receivable from broker-dealers and clearing organizations	1,760
Due from affiliates – income taxes	123,018
Other assets	57,043
Liabilities	
Short-term notes payable	2,041,000
Securities sold under repurchase agreements	3,263,632
Securities loaned	1,748,391
Payable to broker-dealers and clearing organizations	10,972
Payable to customers	951,233
Other liabilities and accrued expenses	2,730
Liabilities subordinated to claims of general creditors	1,045,500

The Company has borrowed $1,000,000 from an affiliate under a short-term note where the note bears an interest rate of 0%. The fair value interest rate for this note would be 4.706% at October 31, 2007. The Company has also borrowed $1,041,000 from an affiliate under a short-term note where the note bears an interest rate of LIBOR plus 0.5%. The notes are payable on demand and are collateralized by marketable securities.

The Company has pledged securities with a fair value of $2,091,428 to an affiliate against securities borrowed from an affiliate with a fair value of $2,143,681. The Company has entered into interest rate swap agreements with affiliates which have a notional value of $115,116 and a fair value of $10,578 included in payable to broker-dealers and clearing organizations.

(000's omitted)

8. Liability Subordinated to Claims of General Creditors

Liability subordinated to claims of general creditors as of October 31, 2007, consist of the following:

Subordinated loan due July 2011	$ 1,045,500

At October 31, 2007, liability subordinated to claims of general creditors was recorded at amounts which approximate its fair value on the Consolidated Statement of Financial Condition.

The subordinated loan maturing July 2011 bears interest at the three-month LIBOR rate plus seventy-five basis points per annum. Additionally, the Company has revolving subordinated loan facilities which represent commitments by an affiliate to lend the Company a maximum of $600,000. These committed facilities expire $300,000 September 15, 2009 and $300,000 September 15, 2010, respectively and were not utilized as of October 31, 2007. The Company is not charged a fee for unutilized commitments, the fair market rate would be approximately 0.0625% per annum.

The liability subordinated to claims of general creditors is subordinated to all existing and future claims of all non-subordinated creditors of the Company. It has been approved as regulatory capital and constitutes part of the Company's net capital under the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule 15c3-1 (the "Uniform Net Capital Rule") and Commodity Futures Trading Commission ("CFTC") Regulation 1.17(d) and 1.17(h). The liability may be repaid only if, after giving effect to such repayment, the Company meets the specified requirements of the SEC and CFTC.

9. Income Taxes

The Company is part of the consolidated U.S. federal income tax return filed by DHI. In addition, the Company is part of a general corporation combined group with various affiliates for New York State ("NYS") and New York City ("NYC") income tax purposes.

(000's omitted)

9. Income Taxes (continued)

Pursuant to an intercompany tax allocation agreement, the Company's current tax liability or benefit is to be computed as if a separate tax return had been filed for federal, NYS and NYC income tax purposes. The Company's loss and credit utilization are calculated to the extent the consolidated group has capacity to utilize such loss and credit carryovers.

The valuation allowance was reduced by $4,210 from $55,889 to $51,679, which fully offsets deferred tax assets attributable to NYS and NYC net operating losses ("NOL"). The decrease was due to the current year utilization of NYS and NYC NOL carryforwards. The Company believes that the current level of valuation allowance is appropriate based on all available evidence, that it is more likely than not that the remaining deferred tax assets will not be realized prior to expiration.

Under SFAS 109, temporary differences between recorded amounts and the tax bases of assets and liabilities are measured using the enacted tax rate(s) expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized. Under certain circumstances, estimates are used in determination of temporary differences.

As of October 31, 2007, the amount due from DHI that pertains to income taxes was $123,018 recorded as due from affiliates – income taxes in the Consolidated Statement of Financial Condition. Included in amounts due from DHI are net deferred tax assets of $127,416. The principal temporary differences that give rise to the Company's deferred tax assets are net operating losses, reserves, deferred compensation, charitable contribution carryovers and goodwill. Additionally, the principal temporary differences that give rise to the Company's deferred tax liabilities are partnership income and mark-to-market differences.

As of October 31, 2007, the Company has available federal and state NOL ("NOL") carryforwards of $156,634 and $570,154, respectively. The utilization of the federal losses remaining will be applied to carryback years when the 1997 through 2002 audit cycle concludes. The state losses which have a 100 percent valuation allowance, were generated predominantly in NYS and NYC, may be applied against future taxable income that expires as follows each respective year ending October 31:

(000's omitted)

9. Income Taxes (continued)

Amount carried forward for the year ending:	
2021	$ (5,652)
2022	(99,894)
2023	(152,364)
2024	(96,678)
2025	(215,566)
Total	$(570,154)

10. Commitments and Contingencies

Long-Term Lease Commitments

The Company leases office space, primarily in New York City, under non cancelable operating leases expiring on various dates between 2007 and 2015. At October 31, 2007, aggregate minimum rental commitments for non-cancelable leases are as follows:

Year ending October 31,	Leased	Sub-leased
2008	$ 9,513	$ 7,752
2009	9,138	7,803
2010	8,190	7,856
2011	6,856	6,581
2012	1,610	1,500
2013 and thereafter	3,452	3,452
	$ 38,759	$ 34,944

Some of the Company's leases contain escalation provisions for tax and operating expenses. In addition, some of the Company's leases contain provisions for optional renewal, which are at the Company's option with defined terms.

At October 31, 2007, the Company remained primarily liable for minimum rental commitments of $34,944 for leases on premises that have been surrendered to the landlord or subleased to a third party tenant. The Company's commitments on these leases expire on various dates between 2008 and 2015. The Company expects to receive $16,774 which represents the minimum amount due from third party tenants on non-cancelable subleases through 2015. The Company has provided adequate reserves for any projected losses on these sub-leases.

(000's omitted)

10. Commitments and Contingencies (continued)

Assigned Lease Commitments

In connection with the sale of its US Wealth Management Division to Oppenheimer in 2003, the Company also remains contingently liable under the terms of the leases that have been assigned to Oppenheimer in the event of an Oppenheimer default. At October 31, 2007, future minimum rental payments for these leases for which the Company is contingently liable are as follows:

Year ending October 31,		
2008	$	5,598
2009		4,336
2010		3,923
2011		3,955
2012		3,733
2013 and thereafter		7,753
	$	29,298

Other Commitments

At October 31, 2007, the Company had outstanding commitments to make payment against early call redemption, to borrow securities, to fund investments in partnerships and a letter of credit of approximately $1,755, $75,000, $5,600 and $30, respectively.

Litigation

The Company is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While there exists an inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, the Company does not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular year.

(000's omitted)

11. Employee Benefit and Other Compensation Plans

The Company participates in a defined contribution plan administered by an affiliate, which meet the requirements of Section 401(k) of the Internal Revenue Code.

The Company provides compensation to certain employees in the form of share-based awards and/or stock options.

Under the Restricted Share Award (RSA) Plan, certain key employees are granted awards to receive CIBC common shares. In general, RSA's vest one-third annually.

Under the Employee Stock Option Plan (ESOP), stock options are periodically granted to selected employees. Options provide the employee with the right to purchase CIBC common shares from the Parent at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest evenly over a four-year period and expire 10 years from the grant date. The Company's ESOP expenses are not significant.

Using the Black-Scholes option-pricing model, the following weighted-average assumptions were used to determine the fair value of parent company stock options on the date of grant:

For the year ended October 31, 2007

Weighted-Average Assumptions	
Risk-free interest rate	4.09%
Expected dividend yield	3.91%
Expected share price volatility	18.65%
Expected life	6 years

Awards are granted to employees by the Parent and are settled by the Parent. In accordance with the RSA Plan, the Company is required to make payments to the Parent for its allocated cost of share based awards. For the year ended October 31, 2007, the Company paid CIBC $60,525 for RSA's awarded. For these share plans the total compensation cost related to unvested awards not yet expensed is $29,425, which is expected to be recognized over the remaining vesting period which is a maximum of three years.

(000's omitted)

12. Postretirement Benefits

Healthcare

The Company, through a plan administered by an affiliate, currently provides certain health care and life insurance benefits to eligible retired employees. Eligible retirees share in the cost of the healthcare benefits. Effective November 1, 2006 the Company adopted FASB 158 *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*. The Company and its affiliates share in the cost of the plan based on their respective number of active employees. The plan records do not enable the allocation of the plan by Company, therefore the actuarial information presented is for the entire plan.

Pursuant to the adoption of FASB 158 the amounts recognized in accrued employee compensation and benefits and other comprehensive income (net of taxes) are as follows:

At October 31, 2007	
Net transition (asset)/obligation	$ 1,527
Net (Gain)/Loss	1,502
Other comprehensive income	$ 3,029

The discount rates used at October 31, 2007 were used to measure the year-end benefit obligations and the earnings effects for the subsequent year. Actuarial assumptions used to determine benefit obligations and earnings effect for the retires healthcare plan were as follows:

October 31, 2007	
Discount rate	6.0%
Initial healthcare trend rate	9.0%

(000's omitted)

12. Postretirement Benefits (continued)

The retiree healthcare plan is funded on a pay-as-you-go basis. Changes in the accumulated postretirement benefit obligation for retiree benefit plans is as follows:

For the year ended October 31, 2007	
Benefit obligation at Beginning of Year	$20,232
Service cost	745
Interest cost	1,094
Actuarial (Gain) or Loss	(1,057)
Benefits Paid	(559)
Benefits Obligation at the End of Year	20,455

The benefit obligation related to the healthcare plan is carried on the books of an affiliate. The Company has previously paid the affiliate for its share of the obligation, which represents the majority of the accumulated benefit obligation.

Increasing the healthcare cost trend rates by one percentage point would have increased service and interest costs $278 and increased the postretirement benefit obligation $2,422. A one percent decrease in trend rates would results in decreased service and interest cost of $222 and a decreased postretirement benefit obligation of $1,979.

The estimated healthcare benefit payments are as follows:

For the year ended October 31,	
2008	$ 982
2009	1,034
2010	1,106
2011	1,217
2012	1,231
2013 – 2017	6,659

12. Postretirement Benefits (continued)

Pension Benefits

The Company, other affiliates and U.S. employees of CIBC participate in CIBC's noncontributory defined benefit plan (the "Pension Plan"). This is a single Pension Plan which multiple CIBC affiliates participate in. Under IRS regulations each of the affiliated companies is jointly and severally liable for the Pension Plan. The Pension Plan benefit payment formula is generally based upon retired employees' length of service and a percentage of qualifying compensation during the final years of employment. Effective November 1, 2006 the Company adopted FASB 158 *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.* The Company and its affiliates share in the cost of the plan based on their respective number of active employees. The plan records do not enable the allocation of the plan by company, therefore the actuarial information presented is for the entire plan.

Pursuant to the adoption of FASB 158 the amounts recognized in accrued employee compensation and benefits and other comprehensive income (net of taxes) are as follows:

At October 31, 2007	
Prior service cost	$ 1,776
Net (Gain)/Loss	9,816
Other comprehensive income	$11,592

(000's omitted)

12. Postretirement Benefits (continued)

The discount rates at October 31, 2007 were used to measure the year-end benefit obligations and the earnings effects for the subsequent year. Actuarial assumptions used to determine benefit obligations and earnings effect for the pension plan were as follows:

October 31, 2007	
Discount rate	6.0%
Compensation increases	Varies by grade
Expected return on assets	8.0%

To determine the expected long-term rate of return on the pensions plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. The affiliates' funding policy is to contribute the amount necessary to satisfy the Internal Revenue Service's funding standards. Contributions are intended to provide not only for benefits attributed to service to date but also for those reasonably expected to be earned by employees in the future. The projected employer contribution to the plan, for the Company and its affiliates, for the next fiscal year is $9,602.

Benefit obligations are described in the following tables. Accumulated and Projected Benefit Obligations (ABO and PBO) represent the obligations of the pension plan for past service as of the measurement date. ABO is the present value of benefits earned to date with benefits computed based on current compensation levels. PBO is ABO increased to reflect expected future compensation.

The components of projected benefits obligation

For the year ended October 31, 2007	
Benefit obligation at Beginning of Year	$87,234
Service cost	3,891
Interest cost	4,873
Actuarial (Gain) or Loss	(2,098)
Benefits Paid	(5,703)
Benefits Obligation at the End of Year	$88,197

(000's omitted)

12. Postretirement Benefits (continued)

The accumulated benefit obligation at October 31, 2007 is $83,932.

The estimated pension benefit payments are as follows:

For the year ended October 31,	
2008	$5,494
2009	6,097
2010	6,265
2011	6,302
2012	6,427
2013 – 2017	34,708

The pension plan assets are held in trust. Plan fiduciaries set investment policies and strategies for the pension plan. Long-term strategic investment objectives include preserving the funded status of the plan and balancing risk and return. The plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations.

The pension plan assets are described below:

For the year ended October 31, 2007	
Balance at November 1, 2006	$67,904
Actual gain on plan assets	7,907
Employer contributions	2,644
Benefits Paid	(5,703)
Benefits Obligation at the End of Year	$72,752

The weighted-average asset allocations are as follows:

For the year ended September 31, 2007	
Equity Securities	66%
Debt Securities	34%
Total	100%

13. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company enters into securities transactions. If the securities subject to such transactions are not in the possession or control of the Company, the Company is subject to risk of loss if the security is not received and the fair value has increased over the contract amount of the transactions.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the Consolidated Statement of Financial Condition at the October 31, 2007 fair value of the securities. The Company will incur a loss if the market price of the securities increases subsequent to October 31, 2007.

The Company enters into various transactions in financial instruments with off-balance sheet risk in order to meet the needs of its clients, to manage its exposure to market risks and in connection with its normal proprietary trading activities. These transactions include the purchase and sale of forward, future and commodity contracts, when issued securities and the writing of exchange-traded and over-the-counter options. Each of these transactions contains varying degrees of off-balance sheet risk.

Risks arise in financial futures, forward contracts, commodity contracts and when issued securities from unfavorable changes in currency exchange rates or in the market price of the underlying financial instruments. In written option contracts, the Company receives premiums at the outset and then bears the risk of unfavorable changes in fair values of the underlying instruments.

(000's omitted)

13. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

The contractual or notional amounts of derivative instruments as of October 31, 2007 are set forth below:

	Notional	Fair Value Asset (Liability)
Financial futures contracts:		
Commitments to sell	$ 10,000	$ 58
Exchange-traded and over-the-counter options:		
Securities and stock indices purchased	127,029	11,120
Securities and stock indices written	112,827	(7,943)
Interest rate contracts:		
Interest rate swaps purchased	115,116	(10,578)

Derivative financial instruments are reflected at fair value in the Consolidated Statement of Financial Condition. The fair value of derivative financial instruments at October 31, 2007 is included in receivable from and payable to broker-dealers and clearing organizations for financial futures contracts and interest rate contracts, and securities owned and securities sold, not yet purchased at fair value for exchange traded and over-the-counter options.

The notional or contractual amounts above do not represent the potential market risk to the Company. Generally, these instruments are hedged with offsetting positions or are utilized to reduce the Company's market risk.

Similarly, the notional or contractual amounts of these instruments do not represent the Company's exposure to credit risk. Credit risk arises from the failure of the counterparty to perform according to the terms of the contract. The Company's exposure to credit risk associated with these contracts is the replacement cost of these contracts.

13. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

As agent, the Company executes securities and commodities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the fair value of the security or commodity contract is different from the contract value of the transaction.

The Company may deliver securities as collateral in support of various secured financing sources such as bank loans, securities loaned and repurchase agreements. In such circumstances, the Company may incur a loss up to the amount by which the fair value of the securities delivered exceeds the fair value of the loan or other collateral received or in the possession or control of the Company. Additionally, the Company delivers customer securities as collateral to satisfy margin requirements of various exchanges. In the event the counterparty is unable to meet its contractual obligation to return customer securities delivered as collateral, the Company may be obligated to purchase the securities in order to return them to the customer.

As general partner, the Company is contingently liable for the obligations of various limited partnerships engaged primarily in securities investments and real-estate activities. In the opinion of the Company, such liabilities, if any, for the obligations of the partnerships will not in the aggregate have a material adverse effect on the Company's financial position.

The majority of the Company's transactions and, consequently, the concentration of its credit exposure are with customers, broker-dealers and other financial institutions in the United States. These activities primarily involve collateralized arrangements and may result in credit exposure in the event that the counterparty fails to meet its contractual obligations. The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations.

The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparties' financial condition and credit ratings. In addition, the Company monitors collateral levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in collateral levels as appropriate.

(000's omitted)

14. Net Capital Requirements

As a registered broker-dealer and member firm of the Financial Institution Regulatory Authority ("FINRA"), the Company is subject to the SEC Uniform Net Capital Rule. The Company has elected to use the alternative method, permitted by the Uniform Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined. FINRA may prohibit a member firm from expanding its business and declaring dividends if its net capital is less than 5% of aggregate debit items. As a Futures Commission Merchant regulated by the CFTC, the Company is subject to the risk-based minimum capital requirements adopted and administered by the CFTC and by certain commodity exchanges in the United States and overseas. In the United States, the Company is required to maintain "adjusted net capital" equivalent to $250 or 4% of the non-customer risk maintenance margin requirement as defined by the CFTC, whichever is greater.

As of October 31, 2007, the Company's net capital under the Uniform Net Capital Rule was $1,143,519 and the amounts in excess of 2% and 5% of aggregate debit items were $1,122,400 and $1,090,721, respectively.

15. Discontinued Operations

On November 4, 2007, CIBC announced that Oppenheimer & Co., Inc. agreed to acquire the U.S. domestic investment banking, equities, leverage finance and related debt capital markets businesses of the Company. The sale also includes the CIBC's Israeli investment banking and equities business, and activities in the U.K. and Asia that are closely tied to the above businesses.

For the U.S. businesses, the transaction is expected to close by the end of the first quarter of calendar 2008, subject to regulatory approvals. A second closing is anticipated in the second quarter of fiscal 2008 for the overseas operations, including the Israeli businesses.

Under the terms of the agreement, the Company will receive a deferred payment on the fifth anniversary of closing based on the performance of Oppenheimer's combined capital markets business over that five-year period. The Company will also receive warrants for one million Oppenheimer shares exercisable at a fixed price at the end of the five-year period.

(000's omitted)

16. Discontinued Operations (continued)

The Company will provide indemnities of up to $25 million in respect of certain costs that Oppenheimer may incur in integrating the transferred business.

Included in the Consolidated Statement of Financial Condition at October 31, 2007 were the following balances, excluding taxes receivable from affiliates, which represent the balances associated with businesses subject to the Oppenheimer transaction:

Assets	
Cash	$ 2,151
Securities borrowed	233,458
Receivable from broker-dealers and clearing organizations	24,313
Receivable from customers, net	16,429
Securities owned	280,181
Other assets	93,517
Total assets	$ 650,049
Liabilities	
Liabilities:	
Securities loaned	$ 9,687
Payable to broker-dealers and clearing organizations	2,744
Payable to customers	63,590
Securities sold, not yet purchased, at fair value	262,955
Accrued employee compensation and benefits	140,789
Other liabilities and accrued expenses	86,673
	$ 566,438


END